EXHIBIT 99.1

Pengrowth Energy Corporation Announces Receipt of Interim Order for the Plan of Arrangement; Mailing Date of Meeting Materials

CALGARY, Alberta, Nov. 15, 2019 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (“Pengrowth” or the “Company”) (TSX:PGF, OTCQX:PGHEF) today announced that it has obtained an interim order (the "Interim Order") from the Court of Queen’s Bench of Alberta in connection with its previously announced business combination with Cona Resources Ltd. (the “Purchaser”), a portfolio company of Waterous Energy Fund, by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Alberta).

As previously disclosed, pursuant to the Arrangement, the Purchaser will: (a) acquire all of the outstanding common shares (“the “Shares”) in the capital of the Company; and (b) make a cash payment in satisfaction of outstanding secured indebtedness (the “Secured Indebtedness”) of the Company under the Company’s secured notes and credit facility.

The Interim Order, among other things, authorizes Pengrowth to call and hold the meetings (the "Meetings") of the holders (“Shareholders”) of the Shares and the holders (“Secured Debtholders”) of the Secured Indebtedness, respectively, to approve the Arrangement. The Meetings are scheduled to be held on December 18, 2019 at Livingston Place (South Tower) in the Livingston Club Conference Centre, Plus 15 level, 222 – 3rd Avenue S.W., Calgary, Alberta, Canada, at 2:00 p.m. (Calgary time).

The record date for determining the Shareholders and Secured Debtholders entitled to receive notice and to vote at the applicable Meeting has been fixed to be the close of business on November 18, 2019. At the applicable Meeting, the Shareholders and Secured Debtholders, will be asked to pass a resolution approving the Arrangement.  The Arrangement must be approved by: (i) at least 66 2/3% of the votes cast by the Shareholders present in person or by proxy at the Shareholders’ Meeting; and (ii) a majority in number of the Secured Debtholders, voting as a single class, holding at least 66 2/3% of the outstanding Secured Indebtedness.  As previously announced, 92% of Secured Debtholders holding an aggregate of approximately 93% of the Secured Indebtedness have entered into support agreements pursuant to which they have agreed to vote in favour of the Arrangement at the Meeting of Secured Debtholders.

Pengrowth has arranged to mail, on or about November 18, 2019, a management information circular and other proxy materials in respect of the Meetings (the “Meeting Materials”) to all Shareholders and Secured Debtholders entitled to vote at the Meetings, and encourages all Shareholders and Secured Debtholders to vote by proxy in advance of, or failing that, in person, at the applicable Meeting.

The board of directors of Pengrowth unanimously recommends that Shareholders and Secured Debtholders vote in favour of the Arrangement at the Meetings.

Copies of the Meeting Materials, including the management information circular dated November 18, 2019, will be available on SEDAR under Pengrowth’s profile at www.sedar.com.

ABOUT PENGROWTH ENERGY CORPORATION (TSX:PGF):

Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian basin for more than 30 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the OTCQX under the symbol "PGHEF".

Additional information about Pengrowth is available at www.pengrowth.com and on SEDAR at www.sedar.com.

For investor and media Inquiries please contact:

Pengrowth Investor Relations
1-855-336-8814
InvestorRelations@pengrowth.com

ADVISORIES

Forward Looking Statements

Certain information set forth in this press release, including Information and statements which may contain words such as "could", "plans", "should", "anticipates", "expects", "believes”, "will" and similar expressions and statements relating to matters that are not historical facts, contain forward-looking statements, including but not limited to statements regarding: the proposed Arrangement; the mailing of certain materials relating to the Meetings and the timing thereof; and the timing and location of the Meetings. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pengrowth's control. Completion of the Arrangement is subject to a number of conditions which are typical for transactions of this nature.  Failure to satisfy any of these conditions, the emergence of a superior proposal or the failure to obtain approval of the Shareholders or Secured Debtholders may result in the termination of the arrangement agreement.  The foregoing list is not exhaustive.  Additional information on these and other risks that could affect completion of the Arrangement will be set forth in the management information circular, which will be available on SEDAR at www.sedar.com.  Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.  The actual results, performance or achievement of Pengrowth could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Pengrowth will derive therefrom.   The forward-looking statements contained in this press release are made as of the date hereof, and Pengrowth disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new Information, future events or otherwise, except as required by applicable securities laws.

"The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release."